1800 Massachusetts Avenue, N.W.
                                                 Suite 200
                                                 Washington, DC  20036-1221
                                                 202.778.9000
                                                 Fax 202.778.9100
KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP      www.klng.com



                                December 29, 2005


Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

           Re:  Heritage Growth and Income Trust
                File Nos. 033-07559; 811-04767
                Post-Effective Amendment No. 31
                -------------------------------

Ladies and Gentlemen:

     We have acted as counsel to Heritage Growth and Income Trust ("Fund") in connection with the preparation of Post-Effective Amendment No. 31 to the Fund's Registration Statement on Form N-1A (the "Amendment"), and we have reviewed the disclosure that we understand will be contained in the Amendment when it is filed with the Securities and Exchange Commission.

     Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

                                 Very truly yours,



                                 /s/ Kirkpatrick & Lockhart Nicholson Graham LLP
                                 -----------------------------------------------
                                 Kirkpatrick & Lockhart Nicholson Graham LLP